July 24, 2012

VIA EDGAR

Mr. Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Separate Portfolios Trust

SEC File Nos. 333-141111; 811-22025

Dear Mr. Bartz:

This letter responds to comments provided to Kim Springer on or about April 24, 2012, for Post-Effective Amendment No. 8 filed on or about March 8, 2012, to the Registration Statement on Form N-1A for ING Separate Portfolios Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below. The Registrant also confirms that it has finalized the names of the series which now appear differently from those that were originally filed as follows:

Former Name	Current Name
ING Pooled Emerging Markets Corporate Debt Fund	ING Emerging Markets Corporate Debt Fund
ING Pooled Emerging Markets Hard Currency Sovereign Debt Fund	ING Emerging Markets Hard Currency Debt Fund
ING Pooled Emerging Markets Local Currency Debt Fund	ING Emerging Markets Local Currency Debt Fund
ING Pooled Loan Fund	Removed from Registration Statement

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENTS – ALL FUNDS

Summary Section – Fees and Expenses of the Fund

1.	Comment: The Staff requested that the Registrant delete the second paragraph and replace it with a paragraph that shows as “other expenses” in the fee table the amount the Funds would have charged if they were not used for a wrap account and then show the same amount as a fee waiver and reimbursement.

Response:        The Registrant has revised its disclosure to assign the Share Class of “P” to the Funds’ structure and has modified the permissable investments accordingly. As such, the Registrant has removed the second paragraph.

2.	Comment: The Staff has requested that the Registrant clarify if the Acquired Fund Fees and Expenses discussed in the risk “Other Investment Companies” are covered by the wrap fee, and if they are not, then to disclose the Acquired Fund Fees and Expenses in the fee table within the “Fees and Expenses of the Fund” section in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Mr. Ed Bartz

U.S. Securities and Exchange Commission

July 24, 2012

Response:        The Registrant confirms that any Acquired Fund Fees and Expenses incurred will be covered by the Funds. If the Funds do incur any Acquired Fund Fees and Expenses, a line item will be added to the “Fees and Expenses of the Fund” section.

3.	Comment: The Staff requests that the line item “Administrative Services Fees” within the Annual Fund Operating Expenses table be removed and included as part of Management Fees or Other Expenses.

Response:        The Registrant appreciates the comment but believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

4.	Comment: The Staff has requested that the Registrant include fee waiver agreements and wrap agreements as exhibits to the registration statement.

Response:        The Registrant will include all required agreements as exhibits to the registration statement.

Summary Section – Principal Investment Strategies

5.	Comment: The Staff has requested that the Registrant define “primarily” as 80% in the third sentence of the “Principal Investment Strategies” section.

Response:        The Registrant appreciates the comment but notes that the use of “primarily” is in reference to an investment strategy and does not believe it is required to state a specific percentage of investment.

6.	Comment: The Staff has requested that the Registrant confirm how the derivatives are valued for the purpose of the 80% test and confirm that the notional value is not used for the purposes of the 80% test.

Response:        The Registrant confirms that ING Emerging Markets Corporate Debt Fund and ING Emerging Markets Hard Currency Debt Fund use derivatives as part of their 80% test under 35d-1 and also confirms that they will be valued at their market value. ING Emerging Markets Local Currency Debt Fund will not use derivatives as part of its 80% test.

Summary Section – Principal Investment Strategies

7.	Comment: The Staff has requested that the Registrant utilize ten years (six years for ING Emerging Markets Local Currency Fund) as the example for the price of a bond fund rather than five years within the fifth paragraph.

Response:        The Registrant appreciates the Staff’s comment but believes the example is more instructive when showing a time frame within the stated duration range rather than the highest end of the range and therefore the Registrant believes the current disclosure is appropriate.

Mr. Ed Bartz

U.S. Securities and Exchange Commission

July 24, 2012

Summary Section – Principal Risks

8.	Comment: The Staff has requested that the Registrant clarify whether the Funds will concentrate or not. If they do concentrate, the Staff has requested that the Registrant provide a strategy relative to concentration.

Response:        The Registrant confirms that only ING Emerging Markets Corporate Debt Fund is concentrated and has removed the Concentration risk from the other Funds’ risk disclosures. In addition, with respect to ING Emerging Markets Corporate Debt Fund, the Registrant has revised the Fund’s principal investment strategies in the Prospectus as follows:

The Fund may concentrate its portfolio investments under certain circumstances. Generally, the Fund will not invest in a security if, after the investment, more than 25% of its total assets would be invested in any one industry or group of industries, provided that the Fund may invest between 25% and 35% of its total assets in the securities of any one industry group, if at the time of investment, that industry group represents 20% or more of the Fund’s primary benchmark index. The Fund’s primary benchmark index is the J.P. Morgan CEMBI Diversified Index. As of the date of the Prospectus, the primary benchmark index was concentrated in the banking industry and the Fund is concentrated in the banking industry.

The Fund has also amended its fundamental investment restrictions to state that, among other things:

The Fund may not:

Invest more than 25% of its assets in a particular industry or group of industries, provided, however, that the Fund may invest between 25% and 35% of its total assets in the securities of any one industry group if, at the time of investment, that industry group represents 20% or more of the Fund’s primary benchmark index. (The Fund does not consider its primary benchmark index to be fundamental and therefore the Fund’s primary benchmark index may be changed without a shareholder vote.)

In adopting this new investment policy and fundamental investment restriction, the Registrant is relying on the SEC Staff’s no-action relief provided to The First Australia Fund, Inc. (July 29, 1999) (“First Australia Fund”), wherein the SEC Staff agreed not to recommend enforcement action if the First Australia Fund adopted policies related to concentration which were materially similar to those adopted by the ING Emerging Markets Debt Fund. Notably, in First Australia Fund, the SEC Staff stated that “Section 8(b)(1) [of the Investment Company Act of 1940, as amended] permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement. To satisfy this standard, we believe that a fund must clearly describe in as much detail as practicable, the circumstances under which the fund may concentrate its investments” (footnotes omitted). Based on the specificity of Registrant’s disclosure and its similarity to the disclosure permitted by the SEC Staff in First Australia Fund, the Registrant believes that its new investment policy and fundamental investment restriction is compliant with Section 8(b)(1) of the Investment Company Act of 1940, as amended.

9.	Comment: The Staff has requested that the Registrant clarify if “Municipal Obligations” pertains to the Funds and if so, add this risk to the principal strategy section.

Response:        The Registrant confirms that none of the Funds will have significant exposure in Municipal Obligations and as such has removed the Municipal Obligations risk from its disclosure.

Summary Section – Performance Information

10.	Comment: The Staff has requested that the Registrant remove the second paragraph until the Funds have performance.

Response:        The Registrant has removed the second paragraph as requested.

ING EMERGING MARKETS CORPORATE DEBT FUND

Summary Section – Principal Risks

11.	Comment: The Staff has requested that the Registrant explain how the first two parts of the definition of an “emerging market issuer” within the third paragraph of the “Principal Investment Strategies” section economically tie an issuer to an emerging market country and the economic fortunes and economic risks of that country.

Response:        The Registrant believes the criteria referenced above and contained in the Fund’s principal investment strategies, which defines a certain country or geographic region’s companies is consistent with the SEC’s proposed Section 35d-1(a)(3) regarding “Names Indicating an Emphasis on Certain Countries or Geographic Regions” outlined in footnote 24 of the Investment Company Act release number 24828. While the proposed rule was not adopted, the SEC acknowledged that specific criteria enumerated in proposed Section 35d-1(a)(3) could be too restrictive because there could be additional criteria that would expose an investment company to the economic fortunes and risks of the geographic region indicated by the Fund’s name. However, the Registrant believes the factors contained in the Fund’s Prospectus adequately identify criteria that would expose the Fund to the economic risk of the named country or region.

12.	Comment: The Staff has requested that the Registrant add a high yield bond risk as a principal risk.

Response:        The Registrant has added the disclosure as requested.

Mr. Ed Bartz

U.S. Securities and Exchange Commission

July 24, 2012

13.	Comment: The Staff has requested that the Registrant provide a numerical example to the interest rate risk based on the duration of 10 years.

Response:        The Registrant appreciates the comment but believes that its current risk disclosure is adequate.

ING EMERGING MARKETS HARD CURRENCY DEBT FUND

Summary Section – Principal Risks

14.	Comment: The Staff has requested that the Registrant either remove the Market Capitalization risk since stocks are not mentioned within the strategy or add the applicable strategy.

Response:        The Registrant appreciates the comment but notes that its current disclosure does reflect investment in convertible securities and as such, believes the inclusion of the Market Capitalization risk is appropriate.

ING POOLED LOAN FUND

Summary Section – Principal Investment Strategies

15.	Comment: The Staff has noted that the 80% names test should apply to loans and as such has requested that the Registrant remove the reference to “other floating rate debt instruments” from the first paragraph.

Response:        The Registrant has removed this Fund from the registration statement.

Summary Section – Principal Risks

16.	Comment: The Staff has requested that the Registrant consider summarizing the Credit for Floating Rate Loan Funds risk and move a majority of it to Item 9 of the Statutory Prospectus.

Response:        The Registrant has removed this Fund from the registration statement.

17.	Comment: The Staff has requested that the Registrant revise the Interest Rate for Floating Rate Loan Funds risk to reflect the 10 year policy as stated in the strategies.

Response:        The Registrant has removed this Fund from the registration statement.

Statutory Section

18.	Comment: The Staff has requested that the Registrant ensure that 5 years of past experience is reflected for each portfolio manager within the sub-adviser section.

Response:        The Registrant has removed this Fund from the registration statement.

Mr. Ed Bartz

U.S. Securities and Exchange Commission

July 24, 2012

19.	Comment: The Staff has requested that the Registrant include “substantially similar to the Pooled Loan Fund” within the composite heading in the section entitled Management of the Funds.

Response:        The Registrant has removed this Fund from the registration statement.

20.	Comment: The Staff has requested that the Registrant modify the returns of the composite to reflect the fees and expenses of Class A within the second paragraph of the “Composite of Substantially Similar Managed Accounts and Funds” section.

Response:        The Registrant has removed this Fund from the registration statement.

21.	Comment: The Staff has requested that the Registrant make the prior performance reflected within the composite table clear that it is the performance of the sub-advisor and not the Pooled Loan Fund by removing “ING Pooled Loan Fund” from the table heading of the composite table and replace it with “ING IM Senior Loan Composite.”

Response:        The Registrant has removed this Fund from the registration statement.

STATEMENT OF ADDITIONAL INFORMATION – GENERAL COMMENTS

22.	Comment: The Staff has requested that the Registrant clarify the policy statement and determine if the Funds are concentrated or non-concentrated and revise the fundamental policy if necessary.

Response:        The Registrant confirms that only ING Emerging Markets Corporate Debt Fund is concentrated and has revised its disclosure to reflect this information and has revised the Fund’s fundamental investment restriction as discussed in Comment No. 8 above.

23.	Comment: The Staff has requested that the Registrant provide additional disclosure on the appropriateness of the leadership structure.

Response:        The Registrant appreciates the comment; however, it believes that the current disclosure is appropriate.

24.	Comment: The Staff has requested that the Registrant confirm that all directorships held during the past 5 years are disclosed. The Staff has also requested that the Registrant confirm Item 17.

Response:        The Registrant confirms it has disclosed all directorships held during the past 5 years and confirms Item 17 is true and accurate.

Mr. Ed Bartz

U.S. Securities and Exchange Commission

July 24, 2012

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

______________________________

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

cc:	Huey P. Falgout, Jr., Esq.

ING Investment Management – ING Funds

Jeffrey S. Puretz, Esq.

Dechert LLP

ATTACHMENT A

VIA EDGAR

July 24, 2012

Mr. Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Separate Portfolios Trust

SEC File Nos. 333-141111; 811-22025

Dear Mr. Bartz:

ING Separate Portfolios Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

______________________________

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Investment Management – ING Funds

Attachments

cc:	Jeffrey S. Puretz, Esq.

Dechert LLP